10/18

05012743

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Harris Steel Group, Inc

*CURRENT ADDRESS 4120 Yonge St., Suite 404
Toronto, Ontario M2P 2B8
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 23 2005
THOMSON
FINANCIAL

FILE NO. 82- 34928 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: GBS
DATE: 11/21/05

82-34928

12-31-04



37 Years of Management *by* the Shareholders *for* the Shareholders

2004 Annual Report

Harris-Salinas Rebar: Bay Bridge Skyway Project

The cover photo shows the largest construction contract ever awarded in the state of California, namely the construction of the Skyway portion of the historic San Francisco-Oakland Bay Bridge. Harris Salinas Rebar and Bay Area Reinforcing are 50/50 Joint Venture partner sub-contractors. The general contractor is Kiewit/FCI/Manson, also a Joint Venture. The Skyway contract was valued at $1.04 billion when awarded in 2002, and is expected to be complete in 2007.



Hoisting a casting wall.

History

In October, 1989, a 7.0 magnitude earthquake severely damaged the original bridge (opened for traffic in 1936), knocking out a portion of the upper traffic deck, which then collapsed on top of the lower deck. The new replacement span is designed to withstand an earthquake of that magnitude or greater, and is expected to have a life of up to 150 years, according to estimates from the California Department of Transportation, who has funded the project (Caltrans).

Job Complexity

The new bridge construction is considered to be the most difficult bridge project being undertaken in California, and is one of the most complex projects in the U.S. After the earthquake, research into possible repair scenarios revealed that the original piers underneath the eastern span were 60 to 70-foot long wood pilings that were sunk in a deep mud and silt layer at the bottom of the bay. These piles were not driven into bedrock. New 300-foot skyway pilings, in contrast, will be built from concrete and rebar and concrete and will be anchored in the bedrock underlying the mud-silt layer.



New Bay Bridge pier reinforcing in the water.

Precise rebar fabrication and placement on this job is considered to be one of the keys to overall constructability of the project, requiring Harris Salinas and Bay Area Reinforcing to conduct 12 months of weekly meetings for construction planning and logistics before any of the physical site work could commence. This intense engineering detailing uncovered a number of innovative bridge construction techniques which will be used in future projects both within and outside California.

Once physical site work commenced in 2003, one of the biggest challenges was working at heights up to 160 feet above sea level. The picture above shows a 250-ton cage constructed by Harris Rebar for lifting by KFM. Scheduling for the project was very ambitious in order to avoid cost over-runs, requiring Harris Salinas and Bay Area Reinforcing to build 28 piers in only 30 months. Despite these challenges, Harris Salinas and Bay Area Reinforcing have to date met KFM's requirements.

What are we doing in the pictures?

The front cover photo and two inset photos show the setting of an access casing, which is required for 20 of the 28 piers that support the structure. The access casing is essentially a reverse tank which inhibits water from flowing into the pier/footing interface on the footing structure. This allows the owner a visual access point to monitor the piers and determine whether or not any structural repairs are required after an earthquake takes place or when the bridge ages and is subject to routine weather and tidal-related deterioration. Setting the access casing requires the building of a 40 foot diameter by 20 to 36 foot tall free standing reinforcing skeleton. This skeleton reinforcing cage provides the strength for a 12" thick circular concrete wall not yet formed or poured in the cover photograph and the photograph at the top of the page.

Factors in Winning the Bid

• Detailing and placing expertise • Commitment to safety • Quality of reinforcing products, including epoxy coating, coupler and welded materials • Financial strength including performance bonding • Relationship with contractor • Competitive bid • Resources and expertise to manage a joint venture with peak labour force of 80 ironworkers

DESCRIPTION OF THE BUSINESS

Harris Steel Group Inc. ("Harris"), through its subsidiaries, is engaged in the fabrication and placing of concrete reinforcing steel; the production and marketing of epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. The company serves all of Canada and the eastern, central and western United States.

Harris became a public company in 1967 and has paid dividends since 1972. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG.

Annual Meeting

All shareholders are cordially invited to attend the annual meeting on Thursday, May 19, 2005, at 4:00 p.m. in the TSX Gallery, Exchange Tower, 2 First Canadian Place, Toronto, Ontario.

FINANCIAL HIGHLIGHTS

Years ended December 31	2004	2003
	(Dollars in thousands except per share amounts)	
Operating results		
Sales	$731,537	$516,742
Earnings for the year	71,478	4,507
Return on sales	9.8%	0.9%
Per share		
Earnings for the year	$ 2.67	$ 0.17
Dividends	0.195	0.06
Shareholders' equity	10.16	7.71
Average shares outstanding	26,816,943	26,737,456
Shares outstanding – at year-end	26,924,320	26,624,320
At year-end		
Total assets	$423,871	$273,583
Working capital	242,200	159,324
Shareholders' equity	273,567	205,179
Current ratio	3.0:1	3.5:1
Number of employees	1,597	1,508

REPORT TO THE SHAREHOLDERS

Last year, in our Report to Shareholders, we proposed the idea that the steel business was entering a new era. We saw 2003 as the transition year from a long term buyers' market (oversupply of steel) to a long term sellers' market (supply shortages driven by shortages of metallic inputs such as scrap, coke and iron ore). Since the time we went public in 1967 through the latter months of 2003, our environment has been dominated by oversupply and soft pricing for the steel we buy. Our financial performance throughout this period demonstrates that we can produce cash flows and profit consistently in these conditions. However, we have always believed that, as favourable as a buyers' market has been for our company, a sellers' market would be far better. In 2004, we put the money where our mouth previously was. By every measure, 2004 was our best year on record. Earnings of $71.5 million increased by $67 million over 2003 and were 91% higher than our earnings in 2000, which had been our previous record year. In the six years since our last major share buyback (1998) we have trebled shareholders' equity to $273.6 million. We ended the year with $38.5 million in cash while our only indebtedness was the non-recourse bank debt of Harris Steel Inc. (our partnership vehicle with Nucor).

The sellers' market has now been in full flight for at least 18 months and continues to create an attractive operating environment as well as an expanding universe of growth opportunities, both internally and by acquisition. Our typical competitor is like us in one sense – their primary investment is in working capital. The rapid run-up in the cost of steel and the resulting increase in the value of receivables has put much of our industry under severe financial pressure to fund existing operations, let alone growth. In a buyers' market, our balance sheet allowed us to be the best buyers in the marketplace. In a sellers' market, our balance sheet allows us to grow into the void left by competitors who are struggling to, in effect, stand still.

Looking into 2005, the signs are somewhat mixed. In our industrial products segment, demand remains steady although the near-term prospects for the North American automotive industry make us cautious for later in the year. In addition to this caution, it's difficult to imagine a scenario where we could replicate in 2005 the one-time gains derived from the effect of holding inventory in 2004. On the other hand, in the reinforcing products segment, a good deal of our revenue in 2004 was derived from contracts priced in a low margin environment (2003) with unrealistically cheap expectations as to the cost of steel that we would have to purchase to fulfill those contracts. We've entered 2005 with a very large backlog of orders booked at much better margins. The steel cost expectations to fulfill the commitments of our current backlog are as of today above replacement costs. Demand for reinforcing products continues to grow – fuelled by an insatiable appetite for the rebuilding of North American infrastructure on almost all fronts. These factors make us quite optimistic about the prospects for the reinforcing business in 2005.

Last year at the AGM, Milton Harris announced his intention to focus on the liquidity of our stock. This intention culminated February 1 of this year when Milt and his family sold 3.95 million shares. We now have approximately 27 million common shares outstanding in a single class. Since the day of our last AGM our free public float has grown from $58.5 million to $287 million as of April 8, 2005.

We have always focused our business on the production of cash that is either reinvested where the appropriate opportunities exist or returned to our shareholders. Although we have paid a quarterly dividend continuously since 1972, for most of the last decade, we returned capital to our shareholders predominantly through share buybacks. We spent $64 million buying shares during the period 1994 to 2003. In the future, given the desirability of maintaining liquidity in the stock, shareholders should expect their return of capital in the form of a sustainable stream of dividends that will increase with the growth of our profitability. Consistent with this philosophy, we quadrupled our dividend effective June 30, 2004 and we then increased it again by 50% for the quarter ended March 31, 2005.

On March 26th of this year, we lost our founder, Milton E. Harris, O.C. Milt's commercial genius made an immeasurable contribution to the success of our company. To my mind, however, all of our successes are driven by the culture that Milt nurtured. Long before "empowerment" was just another cliché, Milt was creating an organization where all of us could focus on the needs of our customers instead of the needs of each other. I also learned from a young age that we could always find another pair of hands to do a job. Having the hearts and minds behind those hands show up for work every day is the secret of our culture. All of us at Harris Steel are deeply committed to see this culture thrive. Because of this, as much as we will miss Milt, I'm confident that the best is yet to come.

On behalf of our shareholders and board of directors, I would very much like to thank all the employees at Harris Steel whose hearts, minds and hands produced these outstanding results in 2004.

John Harris
Chairman of the Board and C.E.O.
Toronto, Canada, April 8, 2005

Forward-Looking Statements

This commentary and the Annual Report for the years ended December 31, 2004 and 2003 contain forward-looking statements reflecting management's expectations regarding future results of operations, economic performance and financial condition of the company. We wish to caution the reader that the outcome of the important factors described in this commentary and the Annual Report could affect the company's actual results and could cause such results to materially differ from those expressed in any forward-looking statements.

Additional information is provided in the company's Annual Information Form, which together with other information relating to the company may be obtained from SEDAR at www.sedar.com or from our website at www.harrissteel.com.

The following management's discussion and analysis of financial condition and results of operations ("MD & A") of Harris Steel Group Inc. provides information to assist the reader and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004, including the notes thereto and the MD & A filed for the year ended December 31, 2003. All dollar references in this report are in Canadian dollars unless otherwise stated.

All 2003 and historical per-share numbers in this report are split-adjusted to reflect the share reclassification and 4:1 stock split which was approved in June 2004, with first trading in the new shares July 13, 2004.

Overview

Harris Steel Group Inc. ("Harris" or "the Company") operates as a steel fabricator and processor, purchasing steel from mills and processing that steel into a variety of products for sale to its customers. These products include concrete reinforcing steel (rebar), cold finished bar, wire, wire mesh, industrial grating and expanded metal.

Overall Performance

Earnings for 2004 were $71.5 million (or $2.67 per share), up significantly from $4.5 million (or $0.17 per new common share) for 2003. The record earnings achieved in 2004 represent an increase of $1.28, or 92.1%, over the previous record earnings year of 2000, when we earned $1.39 per share. Sales for 2004 were $731.5 million, representing a 41.6% increase over sales in 2003 of $516.7 million, and an increase of 21.3% over the sales reported in our previous record year, 2000, of $603.2 million. Comparing 2004 to 2000 illustrates the difference in the market conditions that characterized the two years. In 2000, we experienced strong product demand. However, steel mill producer prices softened throughout the year, meaning that our costs remained low. In other words, 2000 was a clear illustration of the "buyer's market" for steel that prevailed for most of the past 30 years. In our Annual Report for 2003, we noted that the longterm trend was changing. Specifically, in the "Report to Shareholders" section, we stated: "2003 was the transition year between the previous years' oversupply conditions that allowed us to reduce costs and the present (and probably, future) years of excess demand over supply that will produce increased selling prices." In 2004, we could see that the transition had been made, and we experienced very strong demand, both from industrial and construction markets, combined with unprecedented supply shortages and related steel price increases. We would characterize the market that we experienced in 2004 and continue to experience as a seller's market and suspect that it may continue well into the future. Although this expectation will produce rising steel prices over the long term, we see nothing to change the volatility in steel pricing that we've always experienced.

In 2004, we experienced sharp increases in our costs of buying inventory, but selling prices for our products outpaced cost increases, and demand was strong, allowing us to achieve exceptional margins and generate record earnings. For the year, we experienced higher selling prices across all product lines, combined with unit volume levels that were higher than we had experienced in the years 2001-2003 but still below peak volume levels achieved in 2000. Going into 2005, we continue to benefit from strong demand, and pricing has stabilized at levels that are below peaks seen in 2004, but substantially above levels that prevailed during the last 10 years.

During 2004, we also benefited from a short-term event, which we believe started and ended in 2004, namely some panic buying that occurred when market participants were concerned about potential supply shortages. We anticipated these supply shortages developing in early 2004, and acted aggressively to build inventories. This action allowed us to capture some project work that was awarded to us based on our ability to supply steel and ensure project completion or delivery without scheduling delays. We saw the panic buying decline by the fourth quarter and do not anticipate a reappearance in 2005. We are constrained, however, in our ability to make predictions about these conditions as they are largely dependent on external factors which continue to be volatile.

Effective February 10, 2004 we completed the sale of a 50% interest in our United States reinforcing steel products operations to Nucor Corporation of Charlotte, North Carolina. Harris received proceeds of US $21 million upon completion of the sale and additional proceeds of up to US $6 million may be collected from Nucor depending upon results of operations during the calendar years 2004 to 2008 inclusive. The additional proceeds are payable annually to a maximum of U.S. $1.2 million for each of the first four years based on EBITDA targets. For the fifth year, in addition to an EBITDA test, a cumulative five year aggregation EBITDA measure is applied which may result in the recognition of additional proceeds to a cumulative total of U.S. $6 million should the annual maximum proceeds not have been achieved in any of the preceding years. The earnings for 2004 include a gain of $9.2 million on the Nucor transaction. This gain is comprised of $7.8 million recorded in the first quarter and a further $1.4 million gain recorded in the fourth quarter being the recognition of additional proceeds based on 2004 earnings.

Shareholders' equity at December 31, 2004 of $273.6 million increased by $68.4 million, or 33.3% from the December 31, 2003 level of $205.2 million. At the end of 2003, we had bank indebtedness of $7.7 million and at the end of 2002, bank indebtedness was $18.2 million. Our position at year end 2004 was $38.5 million in cash and $26.3 million in bank indebtedness. The bank debt is the debt of the U.S. reinforcing steel operation, which we consolidate 100% and show Nucor's 50% interest in the equity and net earnings as non-controlling interest. This debt is non-recourse to the Company and Nucor.

At the Annual and Special Meeting of Shareholders held June 22, 2004, shareholders approved a share reclassification and stock split on the basis of four new common shares for one old Class A or Class B share. This reclassification eliminated the former dual class share structure and replaced it with one common share class. All per share amounts in this M D & A are split-adjusted:

Selected Annual Information – prepared in accordance with GAAP

(Dollars in thousands except per share amounts)

	2004	2003	2002
Sales	731,537	516,742	528,315
Earnings for the year	71,478	4,507	24,677
Earnings per share	2.67	0.17	0.92
Total assets	423,871	273,583	275,957
Dividends per share	0.195	0.06	0.06

Results of Operations

The following table shows selected results by reportable segment. The reporting is consistent with the segmented information in Note 10 to the consolidated annual financial statements for the year ended December 31, 2004. Sales for each reportable segment are shown net of intersegment sales:

(Dollars in thousands)

	2004	2003	% Change
Sales			
Reinforcing Products	**478,450**	337,644	+41.7%
Industrial Products	**253,087**	179,097	+41.3%
	731,537	516,742	
Earnings before income taxes			
Reinforcing Products	**49,099**	7,616	+544.7%
Industrial Products	**53,360**	5,133	+939.5%
Other	**7,664**	(856)	N/A
	110,123	11,893	
Inventories			
Reinforcing Products	**99,859**	52,770	+89.2%
Industrial Products	**71,958**	46,507	+54.7%
	171,817	99,277	
Property, Plant and Equipment			
Reinforcing Products	**18,199**	15,447	+17.8%
Industrial Products	**36,378**	34,302	+6.1%
Other	**87**	76	+14.5%
	54,664	49,825	
Assets			
Reinforcing Products	**225,965**	158,030	+43.0%
Industrial Products	**156,077**	115,379	+35.3%
Other	**41,830**	174	N/A
	423,871	273,583	

Description of Operations by Segment

1. Reinforcing Products

At the beginning of the year, we anticipated a very challenging year for reinforcing products, or rebar. Our order backlog at the time had been booked during 2003 when inventory replacement costs were considerably lower. During 2004, we shipped products in fulfillment of orders that had been booked in 2003 as well as orders that had been booked in 2004. As the year progressed, industry-wide recognition of higher producer costs and healthy demand set the stage for higher selling prices. The orders we secured later in 2004 were priced at much higher levels than those we secured in 2003. During the year, each quarter's mix of shipments included both deliveries in fulfillment of orders booked in 2003 as well as orders booked in 2004. Every successive quarter included less work booked at lower prices and more work booked at higher prices. This trend continues into 2005, as we have now shipped most of our lower-priced order backlog and continue to ship higher-priced work.

In anticipation of rising prices and potential supply shortages, we moved aggressively to increase inventories in the first half of the year, and these higher levels were largely maintained throughout the seasonally higher shipping months of the second half of the year.

Our significant and longstanding relationships with suppliers (including Nucor) supported by our strong financial position were key to our ability to meet our inventory objectives.

Our property, plant and equipment assets increased by $2.8 million, a 17.8% increase over the 2003 level of $15.5 million. This increase reflects primarily equipment purchased as a part of the acquisition of the assets and operations of competitors.

Total assets for reinforcing products at the end of December, 2004, were up $67.9 million, or 43.0%. The difference between changes in total assets compared to property, plant and equipment assets shows that our historical asset mix in 2004, which has always been heavily tilted toward investment in working capital, moved even further in that direction.

2. Industrial Products

There is a basic difference between the two reportable segments of industrial products and reinforcing products in the relationship between margin and the spot prices of the commodity steels we buy. With rebar, we sell at fixed prices for product delivery that can range from weeks to months or even years in the future. We do not maintain inventory to match delivery obligations and, even in periods of aggressive inventory building, our inventory on hand is almost always less than our backlog. With industrial products, on the other hand, a key strategy is to hold inventory in both raw materials and finished goods form to service the just-in-time needs of industrial products customers. There is a very short cycle from selling to shipping, and as a result, industrial products inventories are always significantly in excess of the orders on hand. Margins are impacted either negatively or positively when steel that is often purchased months earlier is shipped into a marketplace where selling prices have changed materially.

In 2004, we experienced rapidly rising prices. Such an environment creates additional margin opportunities where market selling prices are determined on the basis of inventory replacement cost, but cost of sales reflects historical purchase costs. Our inventories for industrial products are accounted for using average cost. In an effort to quantify the effect on earnings, while recognizing that there are a number of factors that make it difficult to derive a number, we have estimated that our pre-tax earnings for the industrial products group in 2004 includes earnings of approximately $19 million, or 35.6% of the earnings for the industrial products group, derived from the effect of holding inventory. We do not anticipate a repeat gain of this magnitude in 2005.

Property, plant and equipment assets in the industrial products group were $36.4 million at the end of 2004, whereas the property, plant and equipment assets for the reinforcing products group were $18.2 million at the end of 2004. The higher value in industrial products reflects the higher degree of capital expenditures supporting automation, storage capacity and manufacturing quality required to service the industrial products customer base. The industrial products 2004 asset value for property, plant and equipment assets was not a significant increase over 2003. Total assets in the industrial products group increased by $40.7 million, an increase of 35.3%, reflecting higher inventory balance levels and higher accounts receivable from higher selling prices.

3. Other Corporate

Other Corporate items in the reconciliation of reportable segments to the consolidated financial statements comprise the assets and transactions of holding companies not accounted for within the reportable segments. These are primarily corporate office expenditures and holding company functions such as financing activities and taxation management. The 2004 earnings before tax line item of $7.7 million is net of the $9.2 million gain from the sale of 50% of the U.S. reinforcing steel operations to Nucor. The total assets of $41.8 million in 2004 largely represent the cash held by the Canadian companies, which is maintained in corporate accounts.

Description of Operations: Consolidated

Gross operating profit for 2004 was $156.3 million, an increase of $103.5 million, or 195.6% over the 2003 level of $52.9 million. The 2004 gross margin as a percentage of sales was 21.4%, which is 6% higher than the gross margin achieved in 2000, which had been the year of our previous earnings record. The unprecedented gross margin rates achieved in 2004 should be viewed in light of the steel shortage conditions that pervaded the steel industry, as well as inventory holding gains discussed earlier; nonetheless, in a seller's market for steel, we might very well expect higher margins over the longer term.

Selling and administrative expenses in 2004 were $46.9 million, an increase of $21.3 million, or 83.2% over the same item in 2003. This increase is primarily attributable to the management and employee profit-sharing compensation based on the much higher earnings base. The profitsharing plan was established in 1972. Yearly bonuses are determined as a specific calculation from internal earnings measurements. The structure of the plan has not changed since 1972. Bonus expense is linear in relation to earnings, and is not capped.

Results for 2004 included a $3.6 million pre-tax foreign exchange loss. Foreign exchange gains and losses will fluctuate with the Canadian to US dollar exchange rate. The strengthening of the Canadian dollar relative to the US dollar in 2004 resulted in foreign exchange losses primarily from the translation of net working capital items denominated in US funds. Foreign exchange gains and losses arising from the translation of the accounts of our US subsidiaries are nontaxable items. These non-tax deductible translation losses made up $2.7 million of total foreign exchange losses of $3.6 million. The 2004 foreign exchange loss was an improvement from the pre-tax loss of $10.6 million recorded in 2003; nonetheless, we saw the exchange rate move from $1.296 at the end of December 2003 to $1.202 at year end 2004 and this trend of the strengthening Canadian dollar continues to represent risk of further potential foreign exchange translation losses. We do not engage in significant foreign exchange hedging activities.

Net interest expense in 2004 was negligible, as a result of the offsetting cash and bank indebtedness positions and the differential interest rates on such balances, as well as interest on taxation refunds and reassessments.

Depreciation in 2004 was up modestly, at 4.3% above 2003 levels, as we increased our fixed asset base.

Income tax provisions in 2004 reflect the higher earnings base. The large year end balance payable for current income taxes in Canada was paid by February 28, 2005. The effective tax rate in 2004 was 33.6% compared to 62.1% in 2003. The 2003 rate was an anomaly due to the low level of earnings and impact of substantial non-taxable foreign exchange translation losses. We experienced lower than expected tax rates in 2004, primarily because there were no taxes payable on the gains from the Nucor transaction recorded in 2004.

Summary of Quarterly Results – prepared in accordance with GAAP

(Dollars in thousands except per share amounts)

2004	TOTAL	Q4	Q3	Q2	Q1
Sales	731,537	203,725	216,820	178,055	132,937
Earnings	71,478	21,065	21,144	16,983	12,286
Earnings per share	2.67	0.78	0.79	0.63	0.46
2003		Q4	Q3	Q2	Q1
Sales	516,742	141,256	139,314	123,296	112,876
Earnings (loss)	4,507	5,534	3,143	(1,646)	(2,524)
Earnings (loss) per share	0.17	0.21	0.12	(0.06)	(0.09)

The reinforcing products segment is both seasonal and cyclical. The industrial products segment is less seasonal than the reinforcing products segment, but is also cyclical. Seasonality is a factor in reinforcing steel placement because reinforcing steel is embedded in concrete, requiring temperatures above a certain level in order for the concrete to cure properly. For this reason, construction on a number of projects (for example, bridges in Canada) is limited or shut down during the winter months. While seasonal factors such as weather may affect sales for reinforcing products sold to the construction markets, these seasonal effects can be outweighed by the inherently cyclical nature of the overall demand for our products. Our operations have always been dependent on economic conditions and spending and, more specifically, on funding of infrastructure construction and automotive/industrial activity. Therefore consistent seasonal trends may not be evident in the company's interim consolidated financial statements when they are eclipsed by broader economic cycles.

Nonetheless, the second half of each year has usually been the half in which superior earnings are reported. This is primarily because the second half of each year typically has the highest volume of construction activity. The completion of many construction contracts in the fall of each year can result in the recognition of gains upon completion of work which, in accordance with the company's revenue recognition policy are recognized only when collection is reasonably assured – which normally occurs when a contract is fully complete. In 2004, the historical pattern of a stronger second half held true. Quarterly results have not been subject to review by the Company's external auditors.

Liquidity

We plan to continue to fund capital expenditures and dividends from current operating cash flows, and have no plans to issue treasury shares.

Effective June 30, 2004, the dividend rate was quadrupled, and became $0.06 per share, adjusted for the 4:1 split. Trading on the split basis commenced July 13, 2004. For the year, dividend payments were $5.2 million, or $0.195 per share. Subsequent to year end, the dividend was again increased, to $0.09 per share, payable to shareholders March 31, 2005. We have paid dividends every year since 1972.

The major capital expenditures in 2004 for existing operations consisted of additional equipment for cold finished bar and wire products, and equipment purchased as part of rebar acquisitions. We expect capital expenditures for 2005 to exceed depreciation expense significantly this year. We experienced significant growth in our rebar business in 2004, and continue to respond to healthy construction demand in 2005. In order to support this growth, we have a need for additional equipment and infrastructure. Our industrial products group is also expecting higher capital expenditures in response to increased demand. Capital expenditures for industrial products include the addition of a new cold-finishing line and infrastructure repair and replacement.

The Company's major financing requirement is for working capital items, which were $242.2 million at the end of 2004, compared to $159.3 million in 2003, an increase of $82.9 million, or 52.0%. Commencing in the second half of 2003 and continuing throughout 2004, we experienced unprecedented volatility in world steel markets. Increases in the cost of raw materials, especially scrap, used to make steel resulted in a spectacular increase in the price we paid for steel. The value of our major working capital items, namely inventory and accounts receivable, fluctuated throughout the year within a larger rising trend.

Given our cash position and availability of additional working capital borrowing margin associated with our asset base, we have sufficient capital and liquid resources to fund operations, dividends, capital expenditures or any new growth areas that may arise.

Contractual Obligations

Our obligations for operating leases are set out below. Other than these obligations, we have no obligation for long term debt, capital leases or other long term liabilities.

Contractual obligations under operating leases are as follows:

(Dollars in thousands)	Total	< One year	2006-7	2008-9	After 2009
	8,969	2,405	3,387	2,111	1,066

We have provided indemnities to its surety underwriters who have issued performance and payment bonds to certain customers of the Company. At December 31, 2004, the Company's surety underwriters had issued bonds guaranteed by the Company with a total outstanding value of approximately $113.1 million. In practical terms, because bonds are issued at the inception of contracts, the unfulfilled obligations of the Company are typically substantially less than the outstanding face value of bonds issued.

Sales of reinforcing steel products are principally made on a lump sum contractual basis. These lump sum contracts require the Company to supply steel at fixed prices to customers over extended periods. The Company does not keep inventory on hand to supply its backlog. This means that we do have exposure to price changes that can impact our earnings when prices move substantially during the period between booking and shipping. In 2004, the price of steel from our suppliers represented between 80 - 90% of our variable costs, with the variation occurring between different product lines.

We purchase raw materials on a spot basis and assume the price risk of delivering products over the extended periods referred to above.

Pension and Health Benefit Plans

We sponsor two defined benefit pension plans. These plans cover the hourly-rated employees of the Company's Ontario locations for industrial products, namely the Burlington-based plant of Laurel Steel and the Burlington-based plant of Fisher and Ludlow. Both plans provide benefits based on the years of service of each employee and a flat rate of benefit in effect in the year of retirement or termination. At Laurel Steel, post-retirement health care benefits to a fixed annual sum are provided to eligible retirees who retire with an aggregate of years of service and age exceeding 74.

The most recent pension plan actuarial funding valuation reports are dated January 1, 2004 for the Laurel Steel plan and January 1, 2002 for the Fisher & Ludlow plan. Based on these reports, past service contributions (in excess of normal service cost contributions) required in 2004 were only $13,000 in aggregate. The pension plans are effectively fully funded. No investment funding is made for Laurel post-retirement health care benefits. The cost determined by an actuary is accrued as a liability on an annual basis and offset by any benefit payments made.

Critical Accounting Estimates

Revenue recognition is an area of critical accounting estimates which has a material impact on our financial statements. Amendments to rebar selling contracts such as extras, changes in specifications, contract back charges, or delay claims can all serve to provide significant variation and uncertainty to the value that we can derive from steel shipped to a customer. These changes can be either positive or negative.

The methodology we use acknowledges the significant uncertainty surrounding contract amendments and historically have been conservative (i.e., we tend to realize contract gains on accounting for the completion of contracts.)

We do not anticipate any change in the methodology we use to determine these critical accounting estimates.

Financial Instruments and Other Instruments

The carrying values of all our financial instruments (cash on deposit, short-term bank loans, accounts receivable and accounts payable) approximate their fair values due to their short-term nature.

Our principal risk from these financial instruments is the collection risk associated with accounts receivable and the impact of foreign exchange translation upon instruments denominated in U.S. funds, held either in U.S. operation subsidiaries or in the accounts of Canadian subsidiaries.

We mitigate our collection risks by enforcing strict credit policies, and where applicable, security registered through bond and legislative rights associated with construction contracts.

Foreign exchange risk within the Company's Canadian operations is largely mitigated by the purchasing of materials in U.S. funds and the sale of products in U.S. funds. While there remains a net cash flow in U.S. funds to the Canadian operations, this is small compared to the gross value of transactions. We do not engage in any significant foreign exchange hedging transactions to supplement this natural hedge.

In addition to foreign exchange settlement loss or gain, financial results can be impacted by the translation of the net working capital in the accounts of the Company's U.S. subsidiaries. These translation gains and losses are non-taxable items. At December 31, 2004, the net working capital of the Company's U.S. subsidiaries was $U.S. 31.0 million. We do not hedge this exposure using financial derivative instruments.

Outstanding Share Data

At March 16, the outstanding shares of the Company were 26,924,320 common shares. This reflects the share reclassification and stock split on a 4:1 basis as previously discussed.

Outlook

2004 was a record year characterized by steel shortage and pricing conditions that many of us have not seen in our lifetime. For 2005, we continue to experience healthy construction demand which provides firm support for our reinforcing products group. As we indicated earlier, we are currently shipping a higher proportion of work booked at healthy prices, and a lower proportion of work booked at prices below our replacement inventory costs. We also continue to experience robust demand for our industrial products; however, we do not expect to repeat the inventory holding gains of 2004.

We believe that the consolidation among steel producers will probably continue, and that this trend benefits us. In light of our strong balance sheet and organization, we are well positioned to take advantage of new growth opportunities in 2005.

DATED at Toronto, Canada
March 16, 2005

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for preparing the accompanying consolidated financial statements and for assessing their objectivity and integrity. Management believes that the consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and fairly report the company's financial position and results of operations. The consolidated financial statements include amounts that are based upon estimates and judgements which management believes are reasonable under the circumstances. The consolidated financial statements have been audited by PricewaterhouseCoopers LLP in accordance with Canadian generally accepted auditing standards, providing independent verification of management's presentation of the company's financial position. Management has established the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. Harris Steel Group Inc. has an Audit Committee of which all of the members are neither officers nor employees of the company. The Committee meets during the year and has full and unrestricted access to the company's auditors to ensure the integrity of management's financial reporting and the adequacy of the system of internal controls.

John Harris
President and C.O.O.

Douglas Deighton, C.A.
Vice-President and C.F.O.

Toronto, Canada, March 4, 2005

AUDITORS' REPORT TO THE SHAREHOLDERS OF HARRIS STEEL GROUP INC.

We have audited the consolidated balance sheets of Harris Steel Group Inc. as at December 31, 2004 and 2003 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Toronto, Canada, March 4, 2005

CONSOLIDATED BALANCE SHEETS

As at December 31, 2004 and 2003

Assets	2004	2003
Current Assets		
Cash	$ 38,530,299	$ –
Accounts receivable	153,311,930	115,515,798
Inventories (note 2)	171,816,990	99,277,442
Income and other taxes recoverable	–	6,183,319
Prepaid expenses and deposits	2,693,769	2,781,644
	366,352,988	223,758,203
Note Receivable (note 3)	2,156,250	–
Pension and Health Benefit Plans (note 14)	697,531	–
Property, Plant and Equipment (note 4)	54,664,395	49,825,239
	$ 423,871,164	$ 273,583,442
Liabilities		
Current Liabilities		
Bank indebtedness (note 5)	$ 26,312,540	$ 7,707,747
Accounts payable and accrued liabilities	66,606,656	51,313,857
Income and other taxes payable	22,880,672	–
Future income taxes (note 6)	8,353,000	5,413,000
	124,152,868	64,434,604
Future Income Taxes (note 6)	4,706,000	3,970,000
	128,858,868	68,404,604
Non-Controlling Interest (note 7)	21,445,287	–
Shareholders' Equity		
Capital Stock (note 8)	16,195,794	14,039,544
Retained Earnings	257,371,215	191,139,294
	273,567,009	205,178,838
	$ 423,871,164	$ 273,583,442

APPROVED BY THE BOARD OF DIRECTORS

John Harris

Barrie D. Rose

CONSOLIDATED STATEMENTS OF EARNINGS

For the Years Ended December 31, 2004 and 2003

HARRIS STEEL GROUP INC.

	2004	2003
Sales	$ 731,536,662	$ 516,741,731
Cost of Sales	575,199,302	463,855,300
	156,337,360	52,886,431
Expenses		
Selling and administrative	46,922,464	25,613,813
Foreign exchange losses	3,616,360	10,577,578
Interest	9,742	136,999
Depreciation	4,865,141	4,664,848
	55,413,707	40,993,238
Earnings Before the Undernoted	100,923,653	11,893,193
Gain on Sale of Shares in Subsidiary (note 9)	9,199,657	–
Earnings Before Income Taxes	110,123,310	11,893,193
Provision For Income Taxes (note 6)		
Current	33,314,761	4,615,378
Future	3,676,000	2,771,000
	36,990,761	7,386,378
Earnings Before Non-Controlling Interest in Earnings of Subsidiary	$ 73,132,549	$ 4,506,815
Non-Controlling Interest in Earnings of Subsidiary (note 7)	$ (1,654,887)	$ –
Earnings For the Year	$ 71,477,662	$ 4,506,815
Earnings Per Share	$ 2.67	$ 0.17

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the Years Ended December 31, 2004 and 2003

	2004	2003
Balance – Beginning of Year	$ 191,139,294	$ 189,519,785
Earnings for the year	71,477,662	4,506,815
	262,616,956	194,026,600
Excess of the purchase price over the issued value of the company's shares purchased (note 8)	–	(1,283,187)
Dividends (note 8)	(5,245,741)	(1,604,119)
Balance – End of Year	$ 257,371,215	$ 191,139,294

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2004 and 2003

	2004	2003
Cash Provided By (Used In):		
Operating Activities		
Earnings for the year	$ 71,477,662	$ 4,506,815
Non-controlling interest in earnings of subsidiary	1,654,887	–
Gain on sale of shares in subsidiary	(9,199,657)	–
Depreciation	4,865,141	4,664,848
Increase in future income taxes – long-term	736,000	736,000
Foreign exchange gain on bank indebtedness held in foreign currency	(1,787,933)	(2,573,182)
(Increase) in accounts receivable	(37,796,132)	(4,622,896)
(Increase) decrease in inventories	(72,539,548)	11,781,112
Decrease (increase) in income and other taxes recoverable	6,183,319	(2,250,092)
Decrease (increase) in prepaid expenses and deposits	87,875	(362,735)
(Increase) in pension and health benefit plans	(697,531)	–
Increase in accounts payable and accrued liabilities	15,292,799	3,750,202
Increase in income and other taxes payable	22,880,672	–
Increase in future income taxes – current	2,940,000	2,035,000
	4,097,554	17,665,072
Investing Activities		
Net additions to property, plant and equipment	(9,704,297)	(6,836,550)
Net proceeds from sale of shares in subsidiary	28,990,057	–
	19,285,760	(6,836,550)
Financing Activities		
Purchase of shares of the company	–	(1,342,211)
Dividends	(5,245,741)	(1,604,119)
Increase (decrease) in bank indebtedness	18,604,793	(10,455,374)
	13,359,052	(13,401,704)
Foreign exchange gain on bank indebtedness held in foreign currency	1,787,933	2,573,182
Cash – For the Year and at End of Year	$ 38,530,299	$ –
Supplemental Cash Flow Disclosures:		
Interest (received) paid	$ (14,659)	$ 172,816
Income taxes paid	$ 5,292,661	$ 6,371,719

1. Summary of Significant Accounting Policies

Basis of consolidation

The consolidated financial statements include the accounts of the company and all of its subsidiaries.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The company recognizes sales revenue when products are shipped and collection is reasonably assured.

Foreign exchange

The company applies the temporal method of accounting for the translation into Canadian dollars of foreign currency amounts and the accounts of its U.S. subsidiaries, all of which are integrated operations. Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and related depreciation and amortization are translated at historical exchange rates. Revenues and expenses, other than depreciation and amortization, are translated at the average exchange rate for the year.

Foreign exchange gains and losses on transactions during the year and on the year-end translation of the accounts are reflected in earnings.

Inventories

The company values its inventory at the lower of cost and market. For the reinforcing products segment, cost is determined on a first-in, first-out basis. For the industrial products segment, cost is determined on an average cost basis. Market is defined as replacement cost for raw materials and net realizable value for work-in-process and finished goods.

Property, plant and equipment

Property, plant and equipment are recorded at the lower of net recoverable amounts and historical cost less accumulated depreciation. The company depreciates its land improvements, buildings, data processing equipment and machinery and equipment on a straight-line basis and its mobile equipment on a declining balance basis at the following rates:

Land improvements	- 7½%
Buildings	- 2½%
Machinery and equipment	- 7½%
Data processing equipment	- 33⅓%
Mobile equipment	- 30%

Gain or loss on disposal of individual assets is reflected in earnings in the year of disposal.

The company reviews the carrying value of its property, plant and equipment on a periodic basis, by assessing the non-discounted future net cash flows. An impairment loss is recognized when the carrying value is not recoverable and exceeds its fair value. An impairment loss is measured as the amount by which the carrying value of a long-lived asset exceeds its fair value.

Employee future benefits

The costs of pension and other retirement benefits are actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, retirement ages of employees and expected health care costs. For the purpose of calculating the expected return, plan assets are valued at market value. The excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the market value of plan assets is amortized over the average remaining service period of active employees.

1. Summary of Significant Accounting Policies (continued)

Income taxes

The company follows the asset and liability method of accounting for income taxes. Under this method, temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the consolidated balance sheets are used to determine future income tax liabilities or assets. Substantively enacted tax rates and legislation expected to be in place when the temporary differences are expected to reverse are used to calculate future income tax liabilities and assets. Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not.

Earnings per share

Earnings per share are calculated on 26,816,943 (2003 – 26,737,456, adjusted for the share reorganization in note 8) common shares, being the weighted average number of shares outstanding during the year. There are no dilutive securities, such as stock options, within the capital structure of the company.

2. Inventories

	2004 $	2003 $
Raw materials and work-in-process	**150,246,302**	82,376,297
Finished goods	**21,570,688**	16,901,145
	171,816,990	99,277,442

3. Note Receivable

A promissory note in the principal amount of $2,156,250 is receivable from a senior executive officer of the company. The note is repayable in five equal annual instalments commencing in May 2009 and ending in May 2013. Interest accrues at the quarterly interest rate prescribed in the Income Tax Act (Canada) and is to be paid annually in January of each year from 2005 to 2013. Accrued interest at December 31, 2004 has been included in accounts receivable.

This loan is collateralized by 300,000 common shares of the company, which are held in escrow pursuant to the terms of an escrow agreement. The promissory note may be prepaid by the borrower in whole, without notice or penalty, at any time.

4. Property, Plant and Equipment

2004	Cost $	Accumulated depreciation $	Net $
Land	3,512,309	–	3,512,309
Land improvements	2,782,258	1,629,078	1,153,180
Buildings	19,137,779	6,007,085	13,130,694
Machinery and equipment	74,556,622	41,274,924	33,281,698
Data processing equipment	3,706,134	3,137,227	568,907
Mobile equipment	6,641,335	4,995,945	1,645,390
Assets-under-construction	1,372,217	–	1,372,217
	111,708,654	57,044,259	54,664,395

2003	Cost $	Accumulated depreciation $	Net $
Land	3,512,309	–	3,512,309
Land improvements	2,708,728	1,485,754	1,222,974
Buildings	19,083,780	5,427,655	13,656,125
Machinery and equipment	67,614,015	37,935,088	29,678,927
Data processing equipment	3,542,116	2,884,064	658,052
Mobile equipment	5,865,025	4,768,173	1,096,852
	102,325,973	52,500,734	49,825,239

5. Bank Indebtedness and Financial Instruments

Bank borrowings are repayable on demand and bear interest at or less than bank prime lending rates. Inventories and accounts receivable are pledged as collateral for the company's bank indebtedness.

At December 31, 2004, bank indebtedness represents the net borrowings of the company's U.S. reinforcing products operations. These borrowings are provided by the lender without recourse to a guarantee from Harris Steel Group Inc. and Nucor Corporation, the shareholders of these operations.

The carrying values of all of the company's financial instruments (cash on deposit, short-term bank loans, accounts receivable and accounts payable) approximate their fair values due to their short-term nature.

6. Income Taxes

The components of future income tax liabilities are as follows:

	2004 $	2003 $
Current		
Holdbacks and amounts not due on contracts	**9,914,000**	6,908,000
Other temporary differences	**(1,561,000)**	(1,495,000)
	8,353,000	5,413,000
Long-term		
Property, plant and equipment	**4,874,000**	4,329,000
Other temporary differences	**(168,000)**	(359,000)
	4,706,000	3,970,000

The provision for income taxes reflects an effective tax rate which differs from the statutory tax rate. A reconciliation of the two rates is as follows:

	2004 %	2003 %
Canadian federal income tax rate	**38.0**	38.0
Tax effect of U.S. federal income tax rate	**(0.3)**	2.2
Provincial and state taxes net of federal deductions	**3.6**	6.0
Statutory tax rate	**41.3**	46.2
Add (deduct) the tax effect of:		
Tax-exempt gain on sale of shares in subsidiary	**(3.1)**	-
General rate reduction and manufacturing and processing profits deduction	**(7.3)**	(11.8)
Non-taxable foreign exchange losses	**0.8**	23.0
Federal surtax	**1.0**	1.8
Capital taxes	**0.3**	1.8
Future income tax enacted rate changes	**-**	2.0
Other	**0.6**	(0.9)
Effective tax rate	**33.6**	62.1

7. Non-Controlling Interest

Non-controlling interest in subsidiary consists of the 50% interest of Nucor Corporation in Harris Steel Inc., the holding company for United States reinforcing steel products operations.

8. Capital Stock and Dividends

At the annual and special meeting of shareholders of the company held on June 22, 2004, the shareholders approved a proposal to amend the articles of the company to create a new single class of outstanding common shares (with one vote per share) by reclassifying and changing each outstanding Class A non-voting share and Class B voting share into a new common share and cancelling the remaining authorized, but unissued, Class A non-voting shares and Class B voting shares. In addition, the shareholders approved a proposal to subdivide the common shares on a four-for-one basis. The subdivided common shares commenced trading on the Toronto Stock Exchange on July 13, 2004.

All number of shares amounts and per share amounts in these consolidated financial statements, including comparative numbers, are presented on the basis of an equivalent number of newly subdivided common shares.

	2004 $	2003 $
Capital stock		
Authorized		
An unlimited number of common shares		
Issued and outstanding		
26,924,320 (2003 - 26,624,320) common shares	**16,195,794**	14,039,544

8. Capital Stock and Dividends (continued)

Effective May 11, 2004, 75,000 Class A non-voting shares (300,000 subdivided common shares) were issued by the company to a senior executive of the company for a value of $2,156,250. These shares are held in escrow for the benefit of the senior executive and will be released proportionate to the repayment of a promissory note provided as consideration for the share issuance.

During 2004, the company paid dividends of 19.5¢ (2003 - 6¢) per issued common share.

Issuer bids

During 2003, the company made market purchases under normal course issuer bids of 14,800 Class A non-voting shares and 54,600 Class B shares (equivalent to a combined total of 277,600 newly subdivided common shares) for cancellation, for cash consideration of $1,342,211 (for an average price of $19.34 per share ($4.84 per newly subdivided common share)). The excess of the purchase price over the issued value of the shares purchased, which totalled $1,283,187, was charged to retained earnings.

9. Gain on Sale of Shares in Subsidiary

On February 10, 2004, the company sold a 50% share interest in Harris Steel Inc. (its United States reinforcing steel products holding company) to Nucor Corporation for cash consideration of U.S.$21 million. Additional proceeds of up to U.S.$6 million may be payable to the company over a five-year period, dependent on the results of operations during that period. To the extent that additional proceeds are realized, they will be included in earnings, net of applicable taxes, in the period when earned.

In the year ended December 31, 2004, the company has recognized and included in accounts receivable additional proceeds of U.S.$1.2 million.

No taxes are payable on the gains recorded in 2004.

The company will maintain management control of, and continue to operate and consolidate, its U.S. reinforcing steel products operations.

10. Segmented Information

The company has two reportable segments, reinforcing products and industrial products.

The reinforcing segment fabricates and installs rebar and accessory products. Sales are made primarily through fixed price contracts supplied over various periods of time ranging from several weeks to several years.

The industrial products segment manufactures and distributes cold finished bar, wire and mesh, steel and aluminum grating products and expanded metal. Sales are made to service centres, OEM suppliers and direct end-users.

The accounting policies of the segments are as described in the summary of significant accounting policies.

Intersegment sales are accounted for on an arm's-length basis at market prices.

The company evaluates segment performance based on earnings before income taxes. The income tax function is managed centrally.

Other corporate items in the reconciliation of reportable segments to the consolidated financial statements comprise the assets and transactions of holding companies not accounted for within the reportable segments. These are primarily corporate office expenditures and holding company functions such as financing activities and taxation management.

10. Segmented Information (continued)

Segmented Data

2004

	Reinforcing Products $	Industrial Products $	Other Corporate $	Total $
Total sales	478,450,144	255,961,630	–	734,411,774
Intersegment sales	–	(2,875,112)	–	(2,875,112)
	478,450,144	253,086,518	–	731,536,662
Depreciation	1,703,942	3,142,104	19,095	4,865,141
Earnings before income taxes	49,098,901	53,359,858	7,664,551†	110,123,310
Inventories	99,859,107	71,957,883	–	171,816,990
Property, plant and equipment	18,199,341	36,378,432	86,622	54,664,395
Total assets	225,964,541	156,076,833	41,829,790	423,871,164

† Includes gain on sale of shares in subsidiary (note 9).

2003

	Reinforcing Products $	Industrial Products $	Other Corporate $	Total $
Total sales	337,644,400	180,442,626	–	518,087,026
Intersegment sales	–	(1,345,295)	–	(1,345,295)
	337,644,400	179,097,331	–	516,741,731
Depreciation	1,674,344	2,974,172	16,332	4,664,848
Earnings (loss) before income taxes	7,616,336	5,132,854	(855,996)	11,893,194
Inventories	52,770,429	46,507,013	–	99,277,442
Property, plant and equipment	15,447,433	34,301,602	76,204	49,825,239
Total assets	158,030,048	115,378,764	174,630	273,583,442

Geographic information is as follows:

Sales	Canada $	United States $	Total $
2004	506,242,223	225,294,439	731,536,662
2003	350,101,999	166,639,732	516,741,731

In 2004, the company's Canadian business had direct sales to customers in the United States of approximately $149 million (2003 – $99 million). Aggregate direct sales to United States customers amounted to approximately $375 million (2003 – $265 million).

Property, plant and equipment	Canada $	United States $	Total $
2004	44,772,535	9,891,860	54,664,395
2003	40,393,861	9,431,378	49,825,239

11. Commitments

The company is required to make aggregate future minimum lease payments of $8,969,393 under operating leases that have non-cancellable lease terms in excess of one year at December 31, 2004. Annual lease payments during the next five fiscal years and aggregate payments thereafter are as follows:

	$
2005	2,404,941
2006	1,821,730
2007	1,565,843
2008	1,204,231
2009	906,627
Thereafter	1,066,021

At December 31, 2004, the company's Canadian subsidiaries had entered into currency contracts with a Canadian chartered bank to receive a total of U.S.$17.8 million at various dates up to June 2005 in exchange for CAN$21.3 million. Each contract was entered into in order to hedge a purchase order obligation for steel payable in U.S. funds.

The fair value of the contracts at December 31, 2004 is $0.1 million.

12. Contingent Liabilities

The company's subsidiaries have operations throughout the United States and Canada and in the normal course of business, the company and its subsidiaries are named as defendants in various legal actions. Although the outcomes are uncertain and the amount of losses, if any, cannot be determined at this time, the company is of the opinion that actions outstanding will not result in a material adverse effect on the company.

13. Guarantees

The company has provided indemnities to its surety underwriters who have issued performance and payment bonds to certain customers of the company.

Bonds are issued in the ordinary course of business by a surety on behalf of the company for the duration of contracts for products and services. Claims against a bond can be made in the event the company should fail to perform or make payments in accordance with contractual terms. In the event the underwriting surety is required to pay a claim against a bond, then the company has guaranteed repayment back to the surety. No collateral has been provided for the guarantees.

At December 31, 2004, the company's surety underwriters had issued bonds guaranteed by the company with a total outstanding value of approximately $113.1 million. Bonds are issued at the inception of contractual obligations and the value of any potential claim against a bond would be limited to the extent of unfulfilled obligations, if any, at the time of the claim. Accordingly, in practical terms, the unfulfilled obligations of the company are typically substantially less than the outstanding face value of bonds issued.

14. Pension and Health Benefits Plans

The company sponsors two defined benefit pension plans. These plans cover the hourly-rated employees of the Ontario locations for industrial products: Laurel Steel and Fisher & Ludlow. Both plans provide benefits based on years of service of each employee and a flat rate of benefit in effect in the year of retirement or termination.

At Laurel Steel, certain limited post-retirement health care benefits up to a fixed sum are provided to eligible retirees who retire with an aggregate of years of service and age exceeding 74.

The company measures its benefit obligations for accounting purposes as at December 31, 2004. As at this measurement date, the fair value of plan assets is in excess of accrued benefit obligations.

14. Pension and Health Benefits Plans (continued)

	Health benefits $	Pension plans $	Total $
Reconciliation of accrued benefit obligation			
Balance – Beginning of year	822,386	8,021,418	8,843,804
Current service cost	57,700	350,390	408,090
Interest cost	61,400	507,548	568,948
Benefits paid	(5,620)	(151,709)	(157,329)
Effect of benefit increase	–	309,263	309,263
Actuarial (gains) and losses	(265,766)	385,963	120,197
Balance – End of year	670,100	9,422,873	10,092,973
Reconciliation of the fair value of plan assets			
Balance – Beginning of year	–	9,047,887	9,047,887
Employer contributions	5,620	404,200	409,820
Benefits paid	(5,620)	(151,709)	(157,329)
Actual return on plan assets	–	1,137,771	1,137,771
Balance – End of year	–	10,438,149	10,438,149
Fair value of plan assets			
Real estate investment trust units	–	10,118,178	10,118,178
Cash and accrued items	–	319,971	319,971
	–	10,438,149	10,438,149
Reconciliation of the funded status to the amount recognized in the company's balance sheet			
Fair value of plan assets	–	10,438,149	10,438,149
Accrued benefit obligation	670,100	9,422,873	10,092,973
Funded status – surplus (deficit)	(670,100)	1,015,276	345,176
Unamortized net actuarial (gains) losses	(265,766)	(1,375,669)	(1,641,435)
Unamortized past service cost	–	304,036	304,036
Unamortized obligation (asset)	455,350	1,234,404	1,689,754
Amount recognized as an asset (liability)	(480,516)	1,178,047	697,531
Accrued benefit asset (liability)			
Balance – Beginning of year	(328,236)	1,316,278	988,042
Benefits paid	(157,900)	(542,431)	(700,331)
Employer contributions	5,620	404,200	409,820
Balance – End of year	(480,516)	1,178,047	697,531

14. Pension and Health Benefits Plans (continued)

	Health benefits $	Pension plans $	Total $
Benefit cost (income) recognized			
Current service cost	57,700	350,390	408,090
Interest cost	61,400	507,548	568,948
Actual return on plan assets	–	(1,137,771)	(1,137,771)
Actuarial (gains) losses on benefit obligations	(265,766)	385,963	120,197
Plan amendments	–	309,263	309,263
Benefit cost before adjustments to recognize the long-term nature of plans	(146,666)	415,393	268,727
Adjustments to recognize the long-term nature of plans			
Difference between expected return and actual return on plan assets for the year	–	564,388	564,388
Difference between actuarial (gain) loss recognized for year and actual (gain) loss on benefit obligation for year	265,766	(402,047)	(136,281)
Difference between amortization of past service costs for year and actual plan amendments for year	–	(119,171)	(119,171)
Amortization of the transitional amount	38,800	83,868	122,668
Benefit cost recognized	157,900	542,431	700,331
Reconciliation of transitional (asset) obligation			
Balance – Beginning of year	494,150	1,318,272	1,812,422
Amortization of current year	(38,800)	(83,868)	(122,668)
Balance – End of year	455,350	1,234,404	1,689,754
Schedule of net actuarial gain (loss)			
Balance – Beginning of year	–	1,213,328	1,213,328
Difference between expected return and actual return on plan assets for the year	–	564,388	564,388
Difference between actuarial (gain) loss recognized for year and actual (gain) loss on benefit obligation for year	265,766	(402,047)	(136,281)
Balance – End of year	265,766	1,375,669	1,641,435

14. Pension and Health Benefits Plans (continued)

	Health benefits $	Pension plans $	Total $
Reconciliation of past service costs			
Balance – Beginning of year	–	184,865	184,865
Amortization of past service costs	–	(190,092)	(190,092)
New past service cost during current year	–	309,263	309,263
Balance – End of year	–	304,036	304,036

Significant assumptions

	Health benefits	Pension plans
Benefit obligation		
Discount rate	6.25%	6.25%
Rate of compensation increase	n/a	n/a
Costs		
Discount rate	7.00%	6.25%
Expected long-term rate of return	n/a	6.25%
Rate of compensation increase	n/a	n/a
Health benefits – specific items		
Initial health care cost trend rate	10.00%	n/a
Cost trend rate declines to	5.00%	n/a
Year that rate reaches the rate it is assumed to remain at	2010	n/a

Sensitivity analysis

A one-percentage-point change in assumed health care cost trend rates would have had an insignificant effect for 2004.

STOCK MARKET TRADING INFORMATION

The company's shares are listed on The Toronto Stock Exchange under the symbol "HSG".

Common shares 2004

	High	Low	Shares traded
First quarter	6.38	5.13	55,396
Second quarter	8.69	5.65	180,664
Third quarter	13.50	8.00	559,873
Fourth quarter	20.95	13.35	1,969,919
Year	20.95	5.13	2,765,852
Year 2003	6.13	4.25	167,874

At the annual and special meeting of shareholders of the company held on June 22, 2004, the shareholders approved a proposal to amend the articles of the company to create a new single class of outstanding common shares (with one vote per share) by reclassifying and changing each outstanding Class A non-voting share and Class B voting share into a new common share and cancelling the remaining authorized, but unissued, Class A non-voting shares and Class B voting shares. In addition, the shareholders approved a proposal to subdivide the common shares on a four-for-one basis. The subdivided common shares commenced trading on the Toronto Stock Exchange on July 13, 2004.

The share prices indicated above for 2003 are the high and low, adjusted for the share split referred to above, taking into consideration both predecessor Class A non-voting and Class B voting shares. Data for the shares traded for the first two quarters of 2004 excludes trading in the Class B voting shares, because of our inability to capture the past trading data for these shares using standard historical data services. Trading in the Class B voting shares was very limited, including two months (February and April, 2004) where no shares were traded.

FINANCIAL SUMMARY

					(Dollars in thousands except per share amounts)
	2004	2003	2002	2001	2000
Operating results					
Sales	$ **731,537**	$ 516,742	$ 528,315	$ 558,712	$ 603,249
Earnings for the year	**71,478**	4,507	24,677	29,885	37,426
Return on sales	**9.8%**	0.9%	4.7%	5.3%	6.2%
Per Share					
Earnings for the year	$ **2.67**	$ 0.17	$ 0.92	$ 1.11	$ 1.39
Dividends	**.195**	.06	.06	.06	.06
Shareholders' equity	**10.16**	7.71	7.57	6.71	5.66
Average shares outstanding	**26,816,943**	26,737,456	26,964,316	26,968,320	27,020,628
Shares outstanding – at year-end	**26,924,320**	26,624,320	26,901,920	26,968,320	26,968,320
At year-end					
Total assets	$ **423,871**	$ 273,583	$ 275,957	$ 254,002	$ 270,621
Working capital	**242,200**	159,324	159,198	135,688	115,393
Shareholders' equity	**273,567**	205,179	203,618	180,894	152,627
Current ratio	**3.0:1**	3.5:1	3.3:1	2.9:1	2.0:1

All number of shares and per share amounts in the above table are presented on the basis of new subdivided common shares following the share reclassification and split occurring in 2004.

CORPORATE DIRECTORY

Harris Steel Group Inc.
Corporate Office:
4120 Yonge Street,
Suite 404,
Toronto, Ontario M2P 2B8
Telephone: (416) 590-9549
Fax: (416) 590-9560

Harris Rebar
318 Arvin Avenue,
Stoney Creek, Ontario L8E 2M2
Telephone: (905) 662-0611

Laurel Steel
5400 Harvester Road,
Burlington, Ontario L7L 5N5
Telephone: (905) 681-6811

Fisher & Ludlow
750 Appleby Line, P.O. Box 5025,
Burlington, Ontario L7R 3Y8
Telephone: (905) 632-2121

Harris Rebar U.S. Operations

Harris Rebar Boston Inc.
45 Kings Highway,
Rochester, Massachusetts 02576
Telephone: (508) 291-7150

Harris Rebar Seattle Inc.
401 Alexander Ave., Building 326
Port of Tacoma, Washington 98421
Telephone: (253) 272-4227

Harris/Arizona Rebar Inc.
2101 West Jackson Street,
Phoenix, Arizona 85009
Telephone: (602) 254-0091

Harris Salinas Rebar Inc.
355 South Vasco Road,
Livermore, California 94551
Telephone: (925) 373-0733

Harris Rebar Atlantic Inc.
1700 Riverside Drive,
Bethlehem, Pennsylvania 18015
Telephone: (610) 882-1401

Harris Rebar Salt Lake Inc.
669 West 200 South,
Salt Lake City, Utah 84101
Telephone: (801) 596-2668

Investor information

Registrar and transfer agent
CIBC Mellon Trust Company
P.O. Box 1, 320 Bay Street
Toronto, Ontario M5H 4A6
Telephone: (416) 643-5000

Investor Relations
Toll free in Canada
1-866-585-0089

Counsel
Goodmans LLP

Auditors
PricewaterhouseCoopers LLP

Bankers
Royal Bank of Canada
RBC Centura Bank

Corporate officers

John Harris, M.B.A.
Chairman of the Board and C.E.O.

Paul A. Kelly
President and C.O.O.
President
Laurel Steel

Douglas Deighton, C.A.
Vice-President & Chief Financial Officer

Robert Roe, C.A.
Treasurer

Flora Wood, M.A.
Secretary & Investor Relations

Operating executives

F. Wesley Colling
President
Harris Rebar

Brian Rutter, M.B.A.
President
Fisher & Ludlow

Gary Richmond, C.A.
Vice-President, General Manager
Laurel Steel

Board of directors

John Harris, M.B.A.
Chairman of the Board
and C.E.O.
Harris Steel Group Inc.
Director since 1989

Barrie D. Rose, F.C.A., M.B.A.
Audit Committee Chair
Chairman and C.E.O.,
Androcan Inc.
Director since 1973

James W. Leech
Senior Vice-President,
Private Capital
Ontario Teachers' Pension Plan Board
Director since 1982

Bruce Timmerman, C.A.
Retired
Director since 1989

Geno F. Francolini, C.M., F.C.A., L.L.D.
Lead Director,
Compensation Committee Chair,
Nominating & Governance
Committee Chair,
President and C.E.O.
Xenon Capital Corporation
Director since 1992

David E. Harris, L.L.B.
Barrister & Solicitor
Director since 1994

The Honourable J. Judd Buchanan, P.C., O.C., M.B.A., L.L.D.
President
Rundle Investments Ltd.
Director since 2002

Sheldon Aaron
President
Aaron Construction Limited
Director since 2003

Paul A. Kelly
President and C.O.O.,
Harris Steel Group Inc.
President,
Laurel Steel
Director since 2004

Dale H. Lastman, L.L.B.
Co-Chair
Goodmans LLP
Director since 2004

Printed in Canada